Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	BDO USA, P.C.

AND TO:	Macias Gini & O'Connell LLP

AND TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Autorité Des Marchés Financiers
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Superintendent of Securities (Newfoundland and Labrador)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Nunavut
Office of the Superintendent of Securities, Northwest Territories

Glass House Brands Inc. (the "Company") hereby gives the following notice in accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"):

1.	Effective November 6, 2026 (the "Effective Date"), BDO USA, P.C., the predecessor auditor of the Company (the "Predecessor Auditor"), tendered its resignation at the request of the Company and Macias Gini & O'Connell LLP was appointed as successor auditor (the "Successor Auditor");

2.	The resignation of the Predecessor Auditor and the appointment of the Successor Auditor have been considered and approved by the Company's audit committee and board of directors;

3.	The Predecessor Auditor did not issue any auditor's report on the Company's financial statements during the relevant period from September 11, 2026 (the date of appointment of the Predecessor Auditor) to the Effective Date;

4.	The Predecessor Auditor was engaged after the release of the Company's interim financial statements for the period ended June 30, 2026, and resigned prior to the release of the Company's interim financial statements for the period ended September 30, 2026. The Successor Auditor had previously been the Company's auditor from mid-2021 until September 11, 2026.

In June, 2026, the Company announced that it had entered into several agreements to facilitate the deconsolidation of its former indirect wholly owned subsidiary, Glass House Retail, LLC, segregating the Company's dual-use cannabis business from its medical cannabis business. The deconsolidation transaction was material to the Company's financial reporting under applicable U.S. generally accepted accounting principles. Before it was asked to resign as the Company's auditor, and as part of its interim review for the quarter ended June 30, 2026, the Successor Auditor reviewed the Company’s accounting for the deconsolidation transaction and completed its review without identifying any material modification required to the Company’s accounting treatment or related disclosures.

After it was appointed, and during the relevant period, the Predecessor Auditor commenced its review of the Company’s financial statements for the period, including its review of the Company's accounting for the deconsolidation transaction. This review had not been completed by the Predecessor Auditor when it was asked to resign. In particular, the Predecessor Auditor advised the Company that it had not completed its evaluation of the accounting for the deconsolidation transaction and had not reached a conclusion regarding that matter.

Because the Predecessor Auditor's review was not completed, it reached no conclusion concerning the Company’s financial statements for the period ended September 30, 2026, including the Company's accounting for the deconsolidation transaction, and did not agree or disagree with the Company's financial reporting during the relevant period. The Predecessor Auditor considered the matter to constitute an unresolved issue and therefore a reportable event under NI 51-102. The Board of Directors of the Company disagrees with this view.

In the opinion of the Board of Directors of the Company, there were no reportable events, including disagreements, consultations or unresolved issues, as defined in NI 51-102, during the relevant period; and

5.	The Company has requested that the Predecessor Auditor and the Successor Auditor each furnish a letter addressed to the securities administrators in each province or territory in which the Company is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of the 11th day of November 2026.

GLASS HOUSE BRANDS INC.

Per:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chief Executive Officer